FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16
of the Securities Exchange Act of 1934

For the Month of August 2008

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated August 25, 2008, announcing that Registrant has informed the Purchasers that they are in breach of the definitive merger agreement and announcing results for the second quarter, 2008.

This report on Form 6-K is being incorporated by reference into the Registration Statements on Form S-8 (Registration Nos. 333-96630, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: August 28, 2008

Gilat has informed the Purchasers that they are in breach of the definitive merger agreement and that they have 72 hours to fulfill their obligations.

Gilat also announces results for the second quarter, 2008

Petah Tikva, Israel, August 25, 2008 – Gilat Satellite Networks Ltd. (Nasdaq: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the second quarter ending June 30th, 2008. In addition, Gilat announced that the Purchasers have verbally informed the Company that they will not close the merger transaction at the agreed upon $11.40 share price despite the fact that Gilat informed them on August 5, 2008, that all conditions precedent to closing have been met. The Purchasers made a number of new verbal proposals which were substantially different from the definitive agreement. These proposals were rejected by the Company’s board of directors after finding they were not in the best interest of the Company’s shareholders. The Company has informed the Purchasers that they have 72 hours to complete the definitive merger agreement. If the conditions are not met, Gilat shall seek all remedies at its disposal including legal action.

The definitive agreement, entered into by a consortium of investors, The Gores Group LLC, Mivtach Shamir Holdings Ltd., companies affiliated with Roy Ben-Yami, Ami Lustig and Eytan Stibbe and DGB Investments, Inc. a company affiliated with Doug Bergeron, provides for a termination fee in the amount of $47.3 million, payable to Gilat in the event of an intentional breach of the agreement by the Purchasers.

The Company also announces its results for the second quarter of 2008. Revenues for the second quarter of 2008 were $65.6 million compared to $70.3 million for the same period of 2007. Net income for the second quarter of 2008 was $1.3 million or $0.03 per diluted share, compared to a net income of $5.5 million or $0.13 per diluted share in the second quarter of 2007. Results for the three month period ended June 30, 2008, include expenses related to the merger agreement in the amount of $0.2 million.

Revenues for the six month period ended June 30, 2008 were $136.1 million compared to $138.4 million for the comparable period of 2007. Net income for the six month period ended June 30, 2008 was $5.9 million or $0.14 per diluted share compared to net income of $10.5 million or $0.25 per diluted share in the same period of 2007. Results for the six month period ended June 30, 2008, include expenses related to the merger agreement in the amount of $0.9 million.

For a detailed reconciliation of GAAP to non-GAAP financial information and for more information regarding Gilat’s use of non-GAAP financial measures, please see the table titled “Reconciliation between GAAP and non-GAAP statements of operations” as well as the additional disclosure contained in this press release (1)(2).

Gilat's Chief Executive Officer and Chairman of the Board Amiram Levinberg said,
“It is disappointing that the definitive agreement, which was achieved after 11 months of intense due diligence and negotiations, has not been honored by the Purchasers as of yet. The definitive agreement requires the consortium to complete the transaction or pay Gilat a significant break up fee. I hope that the consortium will meet its obligations without delay so we need not take legal actions to enforce the undertakings set forth in the agreement.”

With respect to the quarterly results Amiram Levinberg stated, “Our financial results were mainly affected by the Colombian operations. We are in advanced negotiations with the Colombian government and hope that an agreement can be reached by the end of the third quarter. Our Spacenet business in the United States is experiencing positive trends, evidenced by strong momentum in the second quarter. Gilat’s bookings in the second quarter of this year were more than double the bookings in the first quarter. This healthy profile will have a positive impact on our business beginning with the fourth quarter of 2008.”

Conference Call & Webcast

Gilat will host a conference call today at 9:30 AM Eastern Time. In order to ensure audio access, participants from the U.S. should dial in at (866) 3455-855 and international participants should dial in at (972) 3-918-0692. The live presentation may also be accessed via Webcast through the Company’s website at www.gilat.com prior to the call. A replay of the call will be available beginning at approximately 12:00 PM Eastern Time, August 25, 2008 until August 27, 2008 at 12:00 PM.

To listen to the replay, U.S. participants should call (888) 326-9310 and international participants should call (972) 3-925-5947. The call will also be available for replay as a Webcast on the Company’s website at www.gilat.com and will be archived for 30 days.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq and TASE: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and internet access solutions to remote areas, primarily in Latin America.

Gilat was founded in 1987 and has shipped over 670,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets the SkyEdge™ and SkyEdge II Product Family, which includes the SkyEdge Pro, SkyEdge IP, SkyEdge Call, SkyEdge DVB-RCS and SkyEdge Gateway.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Notes:
(1) The attached summary financial statements were prepared in accordance with U.S. GAAP. The attached summary financial statements for Q2 2008 are unaudited. To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Gilat’s net income, EBITDA and earnings per diluted share, before the share-based payment charge, which is the non-cash stock option expense as per SFAS 123 (R). This non-GAAP presentation of net income, EBITDA and earnings per share is provided to enhance the understanding of the Company’s historical financial performance and comparability between periods.

(2) Operating income (loss) before depreciation, amortization, non cash stock option expenses as per SFAS 123(R) and exceptional items, (‘EBITDA’) is presented because it is a measure commonly used and is presented solely in order to improve the understanding of the Company’s operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income (loss) or net income (loss) for the period as an indicator of the operating performance of the Company.

Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Reconciliation between the Company’s Operating income (loss) and EBIDTA is presented in the attached summary financial statements.

Investor Relations Contact:
Andrea Costa
Grayling Global
Phone: 1 (646) 284-9400
acosta@hfgcg.com

Media Relations Contact:
Kim Kelly
Phone: + (972) 3 925-2406
kimk@gilat.com

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	June 30,	December 31,

	2008	2007

	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	52,692	122,807
Short-term bank deposits and held to maturity marketable securities	96,701	45,578
Short-term restricted cash	8,404	7,091
Restricted cash held by trustees	7,599	7,450
Trade receivables, net of allowance for doubtful accounts	58,101	43,746
Inventories	24,521	24,794
Other current assets	23,530	24,748

Total current assets	271,548	276,214

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	5,434	6,321
Long-term restricted cash held by trustees	16,891	16,544
Severance pay fund	13,944	11,835
Long-term trade receivables, receivables in respect of capital leases and other receivables	10,872	9,170

Total long-term investments and receivables	47,141	43,870

PROPERTY AND EQUIPMENT, NET	106,285	105,247

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	4,142	4,771

TOTAL ASSETS	429,116	430,102

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	June 30,	December 31,

	2008	2007

	Unaudited

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit	5,500	5,823
Current maturities of long-term loans	5,379	5,354
Trade payables	27,518	25,954
Accrued expenses	19,682	20,275
Short-term advances from customer, held by trustees	15,501	15,005
Other current liabilities	46,183	58,686

Total current liabilities	119,763	131,097

LONG-TERM LIABILITIES:
Accrued severance pay	14,048	11,723
Long-term advances from customer, held by trustees	8,989	8,989
Long-term loans, net	18,991	18,704
Accrued interest related to restructured debt	2,165	2,493
Convertible subordinated notes	16,315	16,315
Other long-term liabilities	11,128	12,971

Total long-term liabilities	71,636	71,195

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Share capital - Ordinary shares of NIS 0.2 par value	1,814	1,796
Additional paid in capital	861,434	859,207
Accumulated other comprehensive income	3,558	1,776
Accumulated deficit	(629,089)	(634,969)

Total shareholders’ equity	237,717	227,810

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	429,116	430,102

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Six months ended		Three months ended
	June 30,		June 30,

	2008	2007	2008	2007

	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	136,130	138,367	65,597	70,329
Cost of Revenues	89,840	88,529	44,583	45,306

Gross profit	46,290	49,838	21,014	25,023

Research and development expenses:
Expenses incurred	8,934	8,737	4,635	4,420
Less - grants	776	1,275	737	927

	8,158	7,462	3,898	3,493

SMG&A	33,437	34,182	16,374	17,087

Operating income	4,695	8,194	742	4,443

Financial income, net and other	1,684	2,722	872	1,266
Expenses related to merger transaction	(933)	–	(211)	–
Other income	1,182	–	–	–

Income before taxes on income	6,628	10,916	1,403	5,709

Taxes on income	748	464	113	170

Net income	5,880	10,452	1,290	5,539

Basic net earnings per share	0.15	0.27	0.03	0.14

Diluted net earnings per share	0.14	0.25	0.03	0.13

Weighted average number of shares used in computing net earnings per share
Basic	39,783	38,925	39,864	38,996

Diluted	42,293	41,261	42,380	41,417

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,

	2008	2007	2008	2007

	Unaudited	Unaudited	Unaudited	Unaudited

Cash flows from operating activities:
Net income	5,880	10,452	1,290	5,539
Adjustments required to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	6,292	10,177	3,161	5,327
Stock compensation related to employees stock options	380	776	171	351
Accrued severance pay, net	216	141	(89)	(312)
Interest accrued on short and long-term restricted cash	(496)	(736)	(45)	(476)
Interest on held to maturity marketable securities	(1,635)	(937)	(847)	(937)
Exchange rate differences on long-term loans	504	140	(20)	63
Exchange rate differences on loans to employees	20	41	4	69
Capital loss (gain) from disposal of property and equipment	51	75	32	(68)
Deferred income taxes	(226)	(348)	(292)	(304)
Increase in trade receivables, net	(14,035)	(7,264)	(6,938)	(3,223)
Decrease (increase) in other assets (including short-term, long-term and deferred charges)	(4,218)	4,368	2,580	3,631
Decrease (increase) in inventories	(2,437)	4,049	(5,598)	559
Increase (decrease) in trade payables	1,184	125	(759)	1,443
Increase (decrease) in accrued expenses	(596)	(1,950)	262	(2,064)
Increase (decrease) in advances from customer, held by trustees, net	496	(7,522)	44	(3,761)
Decrease in other accounts payable and other long term liabilities, mainly deferred revenues	(13,542)	(1,483)	(6,812)	(3,595)

Net cash provided by (used in) operating activities	(22,162)	10,104	(13,856)	2,242

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Six months ended June 30,		Three months ended June 30,

	2008	2007	2008	2007

	Unaudited	Unaudited	Unaudited	Unaudited

Cash flows from investing activities:
Purchase of property and equipment	(4,325)	(2,954)	(2,783)	(2,272)
Return on investment	1,182	–	–	–
Other investments	(195)	–	–	–
Purchase of held to maturity marketable securities	(80,559)	(63,360)	(56,653)	(4,954)
Proceeds from held to maturity marketable securities	31,072	5,475	12,410	5,475
Proceeds from sale of property and equipment	426	–	25	–
Loans to employees, net	2,778	447	20	159
Proceeds from restricted cash held by trustees	–	92	–	–
Investment in restricted cash (including long-term)	(597)	(4,469)	–	(23)
Proceeds from restricted cash (including long-term)	171	3,821	77	3,388

Net cash provided by (used in) investing activities	(50,047)	(60,948)	(46,904)	1,773

Cash flows from financing activities:
Exercise of options, net	1,866	1,625	799	1,212
Issuance of shares, net of issuance expenses	–	(259)	–	–
Short-term bank credit, net	(323)	4,628	–	328
Repayments of long-term loans	(192)	(1,393)	(91)	(551)

Net cash provided by financing activities	1,351	4,601	708	989

Effect of exchange rate changes on cash and cash equivalents	743	539	659	360

Increase (decrease) in cash and cash equivalents	(70,115)	(45,704)	(59,393)	5,364

Cash and cash equivalents at the beginning of the period	122,807	149,545	112,085	98,477

Cash and cash equivalents at the end of the period	52,692	103,841	52,692	103,841

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except per share data)

		Six months ended June 30,		Three months ended June 30,

		2008	2007	2008	2007

		Unaudited	Unaudited	Unaudited	Unaudited

	GAAP operating income	4,695	8,194	742	4,443
	Non-cash stock options expenses (1)	380	776	171	351

	Non-GAAP operating income	5,075	8,970	913	4,794

	GAAP net income	5,880	10,452	1,290	5,539
	Non-cash stock options expenses (1)	380	776	171	351

	Non-GAAP net income	6,260	11,228	1,461	5,890

	GAAP Earnings per share (diluted)	0.14	0.25	0.03	0.13
	Non-cash stock options expenses (1)	0.01	0.02	0.00	0.01

	Non-GAAP Earnings per share (diluted)	0.15	0.27	0.03	0.14

(1)	Non-cash stock options expenses:
	Cost of Revenues	14	4	5	4
	Research and development	1	5	1	2
	Selling, marketing, general and administrative	365	767	165	345

		380	776	171	351

GILAT SATELLITE NETWORKS LTD.
CONDENSED EBITDA
US dollars in thousands

	Six months ended June 30,		Three months ended June 30,

	2008	2007	2008	2007

	Unaudited	Unaudited	Unaudited	Unaudited

Operating income	4,695	8,194	742	4,443
Add:
Non-cash stock option expenses	380	776	171	351
Deprecation and amortization	6,292	10,177	3,161	5,327

EBITDA	11,367	19,147	4,074	10,121